UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **August 9, 2012**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 9, 2012, American Independence Corp. issued a press release announcing results of operations for the three months and six months ended June 30, 2012, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated August 9, 2012.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: August 9, 2012
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   **CONTACT: DAVID T. KETTIG**
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2012 SECOND-QUARTER AND SIX-MONTH RESULTS**

New York, New York, August 9, 2012. American Independence Corp. (NASDAQ: AMIC) today reported 2012 second-quarter and six-month results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income increased to $0.3 million ($.04 per share, diluted), for the three months ended June 30, 2012, compared to $0.1 million ($.02 per share, diluted), for the three months ended June 30, 2011. Revenues increased to $23.5 million for the three months ended June 30, 2012, compared to revenues of $22.0 million for the three months ended June 30, 2011, primarily due to an increase in premiums.

Net income increased to $1.4 million ($.17 per share, diluted), for the six months ended June 30, 2012, compared to $1.1 million ($.13 per share, diluted), for the six months ended June 30, 2011. Revenues increased to $45.7 million for the six months ended June 30, 2012, compared to revenues of $43.7 million for the six months ended June 30, 2011, primarily due to an increase in premiums.

The Company's operating income[1] for the three months ended June 30, 2012 was $0.6 million ($.08 per share, diluted), as compared to $0.1 million ($.02 per share, diluted) for the three months ended June 30, 2011. Operating income was $2.2 million ($.27 per share, diluted), for the six months ended June 30, 2012, as compared to $1.6 million ($.19 per share, diluted) for the six months ended June 30, 2011.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Net income increased this quarter primarily due to improved underwriting results in our fully insured segment. We continue to experience growth and improved loss ratio results in our stop-loss line from

---

[1] Operating income is a non-GAAP measure and is defined as net income attributable to AMIC excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment gains and losses, and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

business underwritten by IHC Risk Solutions. We are now approved to write pet insurance in many key states, and look forward to recording premiums from this new line of business in the coming months. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $11.59 per share at June 30, 2012 from $11.36 per share at December 31, 2011."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income attributable to AMIC excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, and pet insurance. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through its marketing and administrative company IHC Risk Solutions LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

AMERICAN INDEPENDENCE CORP.
SECOND QUARTER REPORT
JUNE 30, 2012
(In thousands except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2012	**2011**	**2012**	**2011**
Premiums earned	$ 19,334	$ 17,666	$ 37,791	$ 35,435
Fee and agency income	3,739	3,583	6,867	6,899
Net investment income	500	556	996	1,115
Net realized investment gains	44	100	170	85
Other-than-temporary impairment losses	(189)	(20)	(189)	(20)
Other income	47	85	74	178
Revenues	23,475	21,970	45,709	43,692
Insurance benefits, claims and reserves	14,266	12,918	25,957	23,966
Selling, general and administrative expenses	8,417	8,340	17,010	17,248
Amortization and depreciation	45	217	90	431
Expenses	22,728	21,475	43,057	41,645
Income before income tax	747	495	2,652	2,047
Provision for income taxes	196	71	804	566
Net income	551	424	1,848	1,481
Less: Net income attributable to the non-controlling interest	(242)	(287)	(420)	(407)
Net income attributable to American Independence Corp.	$ 309	$ 137	$ 1,428	$ 1,074
Basic income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .04	$ .02	$ .17	$ .13
Weighted-average shares outstanding	8,272	8,520	8,272	8,516
Diluted income per common share:				
Net income attributable to American Independence Corp. common stockholders	$ .04	$ .02	$ .17	$ .13
Weighted-average diluted shares outstanding	8,272	8,520	8,272	8,516

As of June 30, 2012 there were 8,272,332 common shares outstanding, net of treasury shares.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2012	**2011**	**2012**	**2011**
Net income attributable to AMIC	$ 309	$ 137	$ 1,428	$ 1,074
Amortization of intangible assets related to purchase accounting	30	34	64	67
Net realized investment gains	(44)	(100)	(170)	(85)
Other-than-temporary impairment losses	189	20	189	20
Federal income tax charge related to deferred taxes for operating income	152	52	710	516
Operating Income from continuing operations	$ 636	$ 143	$ 2,221	$ 1,592
Non - GAAP Basic Income Per Common Share:	$ .08	$ .02	$ .27	$ .19
Non - GAAP Diluted Income Per Common Share:	$ .08	$ .02	$ .27	$ .19